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November 8, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams, Attorney-Advisor

Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-1 Filed October 20, 2017 File No. 333-221058

Dear Mr. McWilliams:
Reference is made to the registration statement on Form F-1 (the "Registration Statement") of Seanergy Maritime Holdings Corp. (the "Company") that was filed with the U.S. Securities and Exchange Commission (the "Commission") on October 20, 2017.  By letter dated November 6, 2017 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.  Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the First Comment Letter, is today being filed with the Commission via EDGAR.
The following numbered paragraphs correspond to the numbered paragraphs in the First Comment Letter.
Prospectus Cover Page
1.	Please disclose the volume of securities to be offered, prior to effectiveness. Refer to Securities Act Rule 430A.
In response to the Staff's comment, the Company has revised the cover page of the prospectus in the Amended Registration Statement to disclose the volume of securities to be offered.
Use of Proceeds
2.
Please disclose the amount of net proceeds that you intend to use for vessel acquisitions, describe the vessels to be acquired based upon your growth strategy, and state whether additional funds will likely be required to complete these purchases. Refer to Item 3.C.2 of Form 20-F.

In response to the Staff's comment, the Company has revised the sections entitled "The Offering—Use of proceeds" and "Use of Proceeds" in the Amended Registration Statement.
If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1223 (wolfe@sewkis.com) or Will Vogel at (212) 574-1607 (vogel@sewkis.com).

Very Truly Yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Name:	Gary J. Wolfe, Esq.